UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-50845
CUSIP NUMBER 579793100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 25, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

McCormick & Schmick’s Seafood Restaurants, Inc.
Full Name of Registrant

Former Name if Applicable

720 SW Washington Street, Suite 550
Address of Principal Executive Officer (Street and Number)

Portland, OR 97205
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The completion of the 2004 financial statements of McCormick & Schmick’s Seafood Restaurants, Inc. (the “Company”) has been delayed due to the review of the Company’s accounting practices with respect to store operating leases.  This review was prompted in part by the February 7, 2005 letter issued from the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants regarding various operating lease accounting matters and their application.  As a result of this review, the Company, like hundreds of other publicly traded restaurant and retail companies, identified areas where its historical lease accounting practices did not conform to generally accepted accounting principles.  Consequently, the Company will restate annual and interim consolidated financial statements for 2003 and 2002, and unaudited quarterly consolidated financial statements for the first three quarters of fiscal 2004.

Despite an unprecedented number of man-hours expended by Company employees on the preparation of the financial statements, the complexity of the review and analysis and the time necessary to prepare the restatement have prevented the Company from completing its 2004 financial statements by March 25, 2005.  Accordingly, the Company was unable to file its Annual Report on Form 10-K without unreasonable effort or expense by March 25, 2005, the last day the report could be filed in a timely manner.  Due to the restatement related to its lease accounting practices, the Company will report in its 2004 Annual Report on Form 10-K a material weakness in its internal control over financial reporting.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Emanuel N. Hilario	(503)	226-3440
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV (3)

For 2004, the Company expects to report revenues of approximately $238.8 million compared to approximately $196.7 million in 2003.  The Company is completing its review of its accounting for leases.  While the Company has not completed its analysis, based on its review to date, the Company expects to increase its 2004 loss before income taxes by at least $1.1 million compared to the amount released in the March 2, 2005 preliminary results, and decrease 2003 income before income taxes by at least $1.1 million.  The restatement will impact occupancy costs, pre-opening expenses, and depreciation and amortization; it will not affect revenues or the Company's net cash balance.

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 28, 2005	By	/s/ EMANUEL N. HILARIO
Emanuel N. Hilario
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).